EXHIBIT 21

SUBSIDIARIES OF THE COMPANY	PLACE OF INCORPORATION
Carolina Quarries, Inc.	Delaware
Kabushiki Kaisha Rock of Ages Asia	Japan
Keith Monument Company LLC	Delaware
Max Mining & Resources S.a.r.L.	Luxembourg
Pennsylvania Granite Corporation	Pennsylvania
Rock of Ages Canada, Inc.	Canada
Rock of Ages Kentucky Cemeteries, LLC	Delaware
Rock of Ages Memorials, Inc.	Delaware
Sioux Falls Monument Co.	South Dakota